FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Hanna, James S.	**YoCream International, Inc. YOCM**	__X__ Director __X__ 10% Owner

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **April 2002**	_____ Officer (give title below) _____ Other (specify below)
5858 NE 87th Avenue			

(Street)	5. If Amendment, Date of Original (Month/Year) **05/10/2002**	7. Individual or Joint/Group Filing (Check Applicable Line)
Portland, OR 97220-0000		__X__Form filed by One Reporting Person ___Form filed by More than One Reporting Person

(City)   (State)   (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	10/01/2001	M4		5,000	A	$1.870		D	
Common Stock	04/22/2002	S		600	D	$6.040		D	
Common Stock	04/22/2002	S		400	D	$5.940	232,680	D	
Common Stock							8,915	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Non-Qualified Stock Option (right to buy)	$4.000						(1)	08/31/2003	**Common Stock**	15,000		15,000	D	
Non-Qualified Stock Option (right to buy)	$4.000						05/15/2000	10/31/2004	**Common Stock**	6,000		6,000	D	

Explanation of Responses:

See attached statement

/s/ Cliff E. Spencer

06/14/2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney-in-Fact for
James S. Hanna

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

Page 2

SEC 1474 (3-99)

Hanna, James S.

5858 NE 87th Avenue

Portland, OR 97220-0000

Explanation of responses:

(1)   Option vests 5,000 shares on 9/14/99; 5,000 shares on 9/14/00; and 5,000 shares on 9/14/01.